EXHIBIT 16.3

March 5, 2007

U.S. Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549

Re:	Gener8Xion Entertainment, Inc. (the “Company”)
File 0-15387

Commissioners:

In response to a letter to you from Stonefield Josephson, Inc. (“Stonefield”) dated March 5, 2007, please be advised that we strongly disagree with the Stonefield letter for the following reasons:

1.
At no time, either orally or in writing, did Stonefield notify the Company that there were events related to our financial statements that were required to be reportable to the Securities and Exchange Commission.

2.
Stonefield did include some items under a catch all heading “Control Deficiencies, Significant Deficiencies or Material Weakness Noted During Audit” which appeared in their Agenda for Audit Committee Meeting dated February 9, 2007. However, Stonefield never suggested to the Audit Committee that “internal controls necessary to develop reliable financial statements did not exist.” It is our understanding that this is the deficiency that would require reporting under Item 304(a)(1)(iv)(A) of Regulation S-B.

We want to assure the Commission and the general public that the few items that Stonefield has suggested were deficient, have been resolved, that we continue to monitor these items, and that our financial statements can be relied on.

Very truly yours,
Gener8Xion Entertainment, Inc.

/s/ Matthew Crouch Chief Executive Officer	/s/ Marilyn Beaubien Chief Financial Officer